

Via U.S. Mail and Facsimile (702/382-1759)

May 25, 2011

Debopam Mukherjee
President
Artison Investments, Ltd.
16526 106th Ct
Orland Park, Illinois 60647

> **Re:** **Artison Investments, Ltd.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 29, 2011**
> **File No. 333-169304**

Dear Mr. Mukherjee:

We have reviewed your registration statement and your letter dated April 28, 2011 have the following comments.

<u>Form S-1</u>

<u>General</u>

1. We note your response to comment 2 of our letter dated October 6, 2010. We continue to believe that because your disclosure indicates that your company is a development stage company involved primarily in organizational activities to date with nominal assets, no revenues, no working capital, no firm commitments for raising additional financing, no operations, no manufactured products and no definitive agreements to license or sell your products, your company's proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419. Otherwise, please disclose prominently in the forepart of the prospectus that you are not a blank check company and have no plans or intentions to engage in a merger, acquisition or other business combination with an unidentified company or companies, or other entity.

2. We note your response to comment 3 of our letter dated October 6, 2010. We note in your response that Mr. Mukherjee has not acted as a promoter and does not have any controlling interest in companies *actively* reporting to the Commission. Please advise us as to all other registration statements of companies for which Mr. Mukherjee may have acted as a promoter, *including companies not actively reporting to the Commission*, or in which he has a controlling interest, by describing in detail the nature and extent of the direct or indirect relationship between he and these companies and their affiliates.

Outside Front Cover Page of Prospectus

3. Please remove the last sentence of the first paragraph on the cover page.

Risk Factors, page 7

4. We note your response to comment 15 of our letter dated October 6, 2010. We note the disclosure in the section "You May Note Be Able To Sell . . ." on page 9 regarding attaining a "listing" on the OTCBB. Securities are "quoted" on the OTC Bulletin Board, not listed. Please revise.

5. We note your response to comment 21 of our letter dated October 6, 2010. Some of your risks contain language such as "we cannot guarantee", "there can be no assurance" and "there are no assurances". The risk factors must discuss the nature of the specific risk, rather than your ability to provide assurances or guarantees. Please remove all such disclosure and revise your risk factors accordingly to address the particular risk, rather than your ability to offer assurances or guarantees.

6. We note your response to comment 23 of our letter dated October 6, 2010. Please revise this section to provide brief and descriptive subheadings with the bulk of the risks described in the narrative of each risk factor.

7. We note that in your response to comment 24 of our letter dated October 6, 2010, you disclose that Mr. Mukherjee "is devoted to the project on a full-time basis." We also note disclosure in the first paragraph after "Risks Associated with our Company" on page 8 that states Debopam Mukherjee . . . "is involved in other business activities." Please revise to consistently disclose Mr. Mukherjee's involvement in the business.

Terms of the Offering, page 14

8. Please revise to resolve the discrepancy between the disclosure here that you will sell your common stock at $0.01 per share and the disclosure elsewhere that you are selling your common stock for $0.05 per share.

9. We note that you will file a pre-effective amendment indicating which state(s) the securities are to be sold pursuant to this registration statement. Please revise your next amendment accordingly.

Description of Business, page 18

10. Disclose whether you are attempting to incorporate the information on external web sites into this prospectus. Please see our Use of Electronic Media, Interpretive Release No. 33–7856 (Apr. 28, 2000) for further guidance regarding the use of hyperlinks in your prospectus. http://www.sec.gov/rules/interp/34-42728.htm#P168_27531

11. The sentence in the second paragraph of this section that you "are a small, start-up company that lacks a stable customer base" suggests that you have a customer base. Please revise to state that you have no operations or customers.

Background, page 18

12. We reissue comment 34 from our letter dated October 6, 2010. Please review the disclosure throughout this section and elsewhere in the filing and ensure that you identify the source(s) for the information you provide. In this regard, we note that you have provided numerous factual statements, but you do not indicate whether the source of this information is management's belief or another source. If the information is based upon management's belief, please indicate that this is the case and also provide an explanation for the basis of your belief. If this information is based upon another source, please clearly indicate that this is the case and identify the source. Please also disclose in your filing the date of these sources and whether the information represents the most recently available data and, therefore, remains reliable. Finally, if you funded or were otherwise affiliated with any of the sources that you cite, please disclose this. Otherwise, please confirm that these sources are widely available to the public. If any sources are not publicly available, either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act. To expedite our review, please provide us with copies of each source, clearly marked to highlight the portion or section that contains this information and cross-reference it to the appropriate location in your filing. We may have additional comments after we review your response.

Number of Total Employees and Number of Full Time Employees, page 24

13. We note your response to comment 5 of our letter dated October 6, 2010. Please revise this section to disclose that you have a sole officer and director and not sole "officers and directors."

Directors, Executive officers, Promoters and Control Persons, page 29

14. We note your response to comment 53 of our letter dated October 6, 2010. Please revise Mr. Mukherjee's biography to provide a description of his business experience including dates and places of employment for the past five years. Please also revise to discuss the specific experience, qualifications, attributes or skills that lead to the conclusion that Mr. Mukherjee should serve as a director. See Item 401 of Regulation S-K.

Reports to Security Holders, page 31

15. We note your response to comment 55 of our letter dated October 6, 2010. Please revise to delete "You are encouraged to give your internet address, if available." See Item 101(h)(5)(iii) of Regulation S-K.

<u>Undertakings, page 47</u>

16. We reissue comment 57 of our letter dated October 6, 2010. Please revise the undertakings to provide them in the form required by Item 512 of Regulation S-K. In this regard, we note that certain language has been omitted and you use the term "small business issuer".

<u>Legal Opinion, Exhibit 5.1</u>

17. We note your response to comment 61 of our letter dated October 6, 2010. Please have counsel revise its opinion to clarify that counsel is opining on the legality of the common stock under the laws of Nevada, the state in which the registrant is incorporated.

You may contact Patricia Do, Staff Accountant at (202) 551-3743 or, in her absence, Al Pavot, Senior Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Harold P. Gerwerter, Esq. (*Via facsimile 702/ 382-1759*)
       2075 Hwy 46 West, Suite 180-PMB 177
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